P. O. Box 1041

Chesterfield, MO 63006-1041

December 8, 2006

Mr. Ryan Rohn

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 7010

Washington, D.C. 20549-7010

RE:	Huttig Building Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 9, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
Filed October 30, 2006
File No. 001-14982

Dear Mr. Rohn,

This letter sets forth the responses of Huttig Building Products, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated November 16, 2006, with respect to the above referenced Company filings.

We have set forth below in italic type the comments set forth in the comment letter and each comment is followed by the Company’s response.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.

Form 10-K for the Fiscal Year Ended December 31, 2005

Segment Disclosure

1. We note the following disclosures in your filing:

•	On page 5, you disclose that you divide your national operations into four geographic regions and each region is headed by a regional vice president. We further note on your website, under Operational Officers, you present these four vice presidents.

•	On page 5, you also state that you tailor your business to meet local demand and customer needs. In addition, you state that you customize product selection, inventory levels, services provided and prices offered to meet local market requirements.

•	Your disclosure on page 7 states that your first and fourth quarters are generally adversely affected by winter weather patterns in the Midwest and Northeast, and hurricane season in the Southeast can have an adverse impact on your profits during the third and fourth quarters.

•	As risk factors, on page 8, you disclose that your sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets. Further, on page 9, you cite your industry is subject to cyclical market pressures such as levels of new construction and population growth among other factors.

•	We note under your Results of Operations for 2005 compared to 2004, on page 19, that by region, sales in the Southeast, excluding the new Dallas branch, and the West increased 23% and 9% respectively, and sales in the Northeast were flat and sales in the Midwest decreased 1% in 2005 as compared to 2004.

In light of these disclosures, it is unclear to us how you have determined that your distribution operations represent a single operating segment. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker.

Please also tell us in detail how you determined that your operating segments met each of the criteria in paragraph 17 of SFAS 131 for aggregation. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

As more fully explained below, the Company believes that it has one operating segment. In addition, the Company believes that its four geographic regions meet all of the aggregation criteria set forth in paragraph 17 of SFAS 131 and, therefore, the Company would have only one reportable segment.

Our chief operating decision maker (“CODM”) is our President and Chief Executive Officer. The CODM receives internally-prepared financial results on a monthly basis. This financial information is the primary source of information used by the CODM to review the operating results of the Company. A copy of this report for September 2006 is being provided to the Staff supplementally.

The Company believes that it operates as one operating segment and does not consider its four geographic regions as separate operating segments. Paragraph 10(c) of SFAS 131 states that an operating segment is a component of an enterprise “for which discrete financial information is available”. The Company does not consider the profitability information provided to the CODM to be discrete financial information. Because the Company operates as one operating segment, the allocations necessary to show discrete financial information by region are generally not compiled and recorded. For example, the expenses of the Company’s National Accounts Sales, Product Management, Production Management, Procurement, Marketing and Information Technology departments are currently not allocated to any of the regions. In addition, other costs such as stock compensation, the LIFO inventory provision, other inventory adjustments, such as the write-offs taken in the third quarter of 2006 referenced in comment number 5, interest expense and income taxes are not allocated to any of the regions. Disclosure of regional financial information currently included in the CODM package would be misleading to the reader of the financial statements as the profitability by region is distorted due to the lack of allocation of costs on a regional basis, and therefore such disclosure would not be meaningful to readers.

Many of the capital resource allocation and strategic decisions made by our CODM are for the national benefit of the Company and not planned regionally. A major CODM decision on resource allocation has been the decision to close or consolidate five branches in 2006. In making these decisions, the CODM weighed not only the potential of each branch in its local market, but also the strategic impact the consolidation or closure of these branches would have on our national portfolio of customers and vendors. The Company has several branches that have historically underperformed, however, the Company continues to operate these locations because they are important for the Company’s national presence. In addition, a key rationale for the Company’s acquisition of Texas Wholesale in 2005 was that it added to our national housing start coverage and benefited relationships with certain national customers and suppliers.

The Company signed national vendor agreements with several of our largest vendors in 2006. Under these agreements, the vendors have agreed to make their product lines available to all of the Company’s branches. The Company also has agreements with a number of its national customer accounts which provide for nationwide product pricing and availability. For 2007, the CODM has authorized the capital expenditures necessary to roll out a national GPS tracking system and new investments to upgrade our Company-wide enterprise resource planning system.

We have Regional Vice Presidents (RVPs) in order to manage branch locations and facilitate customer service. From a span of control prospective, it is not practical to have almost 40 general managers reporting to one operating officer. Regional management helps reduce the span of control to a more reasonable level. In addition, we find quality customer service is highly correlated to quick and local problem resolution. Regional management is in place to effectively manage and service locations that deliver to 46 different states from our 42 geographically dispersed locations.

In addition, we believe that the regions meet all of the aggregation criteria set forth in paragraph 17 of SFAS 131 and that, therefore, we would have only one reportable segment. We believe that our four geographic regions meet each of the following criteria:

a.	Similar economic characteristics

We are providing to you supplementally an analysis for the last three completed fiscal years (2003-2005) and a forecast for 2006 of net sales, gross margin, and gross margin percentage by region. The gross margin percentages of all regions are substantially similar. The 2003-2005 average gross margin percentages of the Northeast, Midwest and Southeast regions vary only slightly from each other; the West region’s gross margin percentage is slightly lower due to the sale of low-margin commodity wood products at two of its ten branches. These two branches also sell the millwork and building products generally sold at the other branch locations. The Company expects that long-term gross margin percentages for each of the regions will remain similar to each other.

With respect to external economic factors, we believe that national economic factors, such as the level of national housing starts, interest rates, employment levels and immigration patterns, most strongly affect our results.

b.	Similar products and services:

Our products and services are substantially similar across our four regions. In each region, we sell the following products: (i) millwork, including exterior and interior doors, windows, mouldings, frames, stair parts and columns, (ii) building materials, including roofing, siding, flashing, insulation, connectors and fasteners, decking, drywall and housewrap, and (iii) wood products, including lumber and wood panels. In each region, we also provide intermediate value-added services such as pre-hanging doors. Although a small number of products sold in each region vary due to regional architectural styles and climate, a vast majority of the products and services are identical across the regions. Moreover, as part of our national vendor strategy, we have entered into agreements with several key vendors to sell their products in each of our locations. In addition, in each of our branches we try to provide consistent high quality customer service to our customers.

c.	Similar production processes

Our distribution processes — ordering, receiving, warehousing, tracking and shipping — are substantially identical across all of our regions. In addition, branches in each of our regions assemble pre-hung doors. This assembly process does not vary region by region.

d.	Similar type or class of customer

We sell to similar customers in all four regions. Our primary customers in all regions are building material pro dealers. Over 33% of our sales are to national accounts, that is, pro dealers and buying groups who operate in more than one state or region. Our customers sell to national, regional, and local builders that build and remodel homes. No meaningful distinction by geographic region can be made as to a type of customer or type of service provided. In addition, we have national purchase agreements with a number of our large customers that make no distinction in price or sales terms between geographic regions.

e.	Similar methods used to distribute products or services

Our distribution methods are similar across our regions. At all but one of our locations, we distribute our materials via leased and owned tractors and trailers and with contract haulers, as additional capacity is needed. One location uses contract haulers exclusively. In addition, customers at each of our 42 locations receive direct shipments from our vendors when order quantities justify direct shipment. We do not distinguish our distribution methods based on geography.

f.	If applicable, the nature of the regulatory environment

Our regulatory environment does not vary on a regional basis.

Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.	We note your supplier rebates accounting policy on page 18. If material, expand your MD&A in future filings to discuss the impact that these supplier rebates had on your operations.

The Staff’s comment is noted. In our MD&A on page 19 (Results of Operations — Fiscal 2005 Compared to Fiscal 2004 — Continuing Operations), we disclosed that gross margin as a percentage of sales benefited in 2005 from, among other things, higher vendor rebates earned. We did not quantify the impact because vendor rebates as a percentage of sales increased by only 0.2% from 2004 to 2005. In future filings, we will expand our MD&A discussion of the impact that supplier rebates have on our operations, if material, in accordance with the Staff’s comment.

6. Commitments & Contingencies, page 40

3.	We note that you do not believe that your exposures with respect to the remediation of the property with the MDEQ will have a material adverse effect on your results of operations or financial position. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly earnings. Please revise in future filings or advise. Please also include these disclosures as they relate to your ODEQ contingency.

In future filings, we will revise our disclosure with respect to the MDEQ and ODEQ contingencies, in accordance with the Staff’s comment.

9. Income Taxes. page 45

4.	We note that you maintain a valuation allowance of $5.0 million on $6.5 million of deferred tax assets related to state net operating loss carryforwards which have expiration dates extending out to 2022. Please tell us and disclose in future filings the reasons for this valuation allowance, as well as any material changes in this valuation allowance, given the amount of time until expiration and your history of generating pre-tax income.

Our valuation allowance of $5.0 million is for state net operating loss carry-forwards, which have expiration dates extending out to 2022. On a consolidated basis, the Company has historically generated pretax income; however, in some states, the Company has operations that have historically generated operating losses. We estimate that $5.0 million of these state tax carryforwards will expire unused because we will not generate sufficient state taxable income to benefit from them. In future filings, we will disclose the reasons for the valuation allowance and any material changes in the valuation allowance, in accordance with the Staff’s comment.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Item 2 —Management’s Discussion and Analysis of Financial Condition and Results of Operations. p13

5.	We note your disclosure on page 14 that your net sales from continuing operations for the three months ended September 30, 2006 compared to the three months ended September 30, 2005 decreased primarily due to a drop in housing starts. You also disclose your operating loss over this same period, as well as $17.2 million of charges in the third quarter related to restructuring. We further note in your Form 10-Q’s for the quarterly periods ended March 31, 2006 and June 30, 2006, your net sales increased over the prior comparable periods and you do not appear to disclose the impending decrease in net sales or restructuring charges, despite the fact that publicly traded home builders have disclosed a decrease in revenue and profitability as well as a decrease in new home deliveries prior to the quarter ended September 30, 2006. Item 303 of Regulation S-K requires MD&A disclosure about material uncertainties. In addition, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure or loss.” For guidance, refer to Sections 501.02 and 50.12.b of the Financial Reporting Codification. Please ensure your MD&A disclosures in future filings appropriately forewarn investors of deteriorating conditions, as well as reasonably possible impairment and restructuring charges. Note also the reporting requirements outlined in Item 2.06 of Form 8-K.

The Company acknowledges its obligation to disclose material uncertainties in its MD&A and its obligation to forewarn investors of deteriorating conditions. The Company wishes to note that, of the $17.2 million in charges taken in the third quarter 2006, $15.2 million was for charges unrelated to the downturn in the housing market—$10.9 million for an asset impairment charge and $4.3 million for inventory write-offs. The remaining $2.0 million primarily related to previously disclosed branch closures.

The $10.9 million impairment charge related to the Company’s decision to discontinue implementation of a new enterprise resource planning system and pursue a less costly alternative of upgrading our existing system.

The $4.3 million in inventory write-offs was comprised of two components. One component was the write-down of specialized inventory purchased in the 2nd and 3rd quarters of 2006 for a new decking product line. The Company decided, in the third quarter of 2006, to exit this product line and liquidate the associated inventory due to the manufacturer’s inability to produce this product on a commercial scale. The second component was a charge for the liquidation of exterior door inventory at six branches in connection with the conversion to a previously announced new vendor. In the 3rd quarter 2006, many of our customers stopped or slowed their purchases of this product line due to the impending conversion to the new vendor. This was earlier than management had anticipated and resulted in the Company recording impairment charges in the 3rd quarter 2006.

Approximately $1.9 million of the remaining $2.0 million in third quarter charges related to the branch closures disclosed in footnote 8 of our Form 10-Q for the quarter ended June 30, 2006. In that footnote, the Company disclosed the decision to close two branches and estimated that it would incur operating charges of $1.6 million during the remainder of 2006. The decision to close these two branches was not based primarily on current market conditions, but rather on the limited long-term market potential for those branches and the minimal impact of the closures on our national vendor and national account strategies.

In future filings, we will appropriately forewarn investors of deteriorating conditions as well as reasonably possible impairment and restructuring charges, in accordance with the Staff’s comment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

On behalf of Huttig Building Products, Inc., I thank you for you consideration of our response. Please let me know if you are comfortable that we appropriately addressed your request. Should the Staff have further questions or comments or need any further information or clarification, please call me at (314) 216-2893.

Sincerely,

/s/ David L Fleisher
Vice President - Chief Financial Officer